Exhibit 99.1

Eli Holtzman, CEO

Doron Turgeman, Deputy CEO & CFO

Internet Gold

Acquisition of a Controlling Interest In Bezeq

The Israel Telecommunication Corp

28 October 2009

NASDAQ GM/TASE-100: IGLD

Forward-Looking Statements

This presentation contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications’ filings with the
Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.
Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

Background and History

1 Note: FX rate: US$ 1 = NIS 3.695 as of October 22, 2009

Internet emerges as a major commercial service

Company decides to focus on its ISP activity

Expansion into Content and Added Value Services

Successful listigs on NASDAQ (IGLD)

1995

To

2000

Continueous organic growth

Restructering IGLD as a group to include Smile.Communication and Smile.Media

Acquisition of 012 Golden Lines

Successful merging 012 into Smile.Communication to form 012 Smile.Communication

Successful listing of 012 Smile.Communication on NASDAQ and TASE (SMLC)

2000

to

2007

Continueous organic growth of the group’s components

Crystalizing the group’s strategy - to become a leader in the Israeli Telecom market

Preparing for the next major M&A and examining several opportunities

Capturing the unique opportunity by acquiring Bezeq – Israel’s undisputed Telecom market leader

2007

to

current

1992

to

1995

Israeli Telecom market commences privitization process

Eurocom joins in the process and forms a company for that purpose

Goal: becoming a leading Telecom service Provider

Strategy: offering the broadest Communication service range

All closing conditions must be satisfied within 6 months from signing

Seller has agreed to vote its shares in favor of appointment of 012 Smile designees to Bezeq’s board at the
Closing

Ministry of Communications

Antitrust Commissioner

Prime Minister and the Minister of Communications of the State of Israel

Eurocom (012 Smile's indirect controlling shareholder) and 012 Smile have agreed to take measures to facilitate regulatory approvals, including Eurocom’s undertaking to effect all actions required with respect to its shareholdings in Yes and 012 Smile’s undertaking to sell its telecommunications assets

Acquisition of a controlling interest of approximately 30.7% of share capital in Bezeq from AP.SB.AR
Holdings Ltd., a consortium of Apax Partners, Saban Capital Group and Arkin Communications

All-cash consideration

NIS 8.00 per Bezeq share, a c.7% discount to Bezeq's closing price of NIS 8.60 as of October 22 nd, 2009, representing an aggregate value of NIS 6,514mm / US$1,763mm1

Transaction overview

1 Note: FX rate: US$ 1 = NIS 3.695 as of October 22, 2009

Key terms

Required
approvals

Combination of cash and debt

Additional funds from sale of 012 Smile telecommunications assets

Eurocom has agreed to provide standby financing of up to NIS 1.2 billion

012 Smile is required to obtain full committed financing within 120 days, according to a schedule determined in the share purchase agreement

Financing

Financing

Closing

smile :-)
You've got a good reason

bezeq
pelephone
yes.

Transaction overview (cont’d)

012 Smile after transaction

012 Smile before transaction

Eurocom Holdings3

Internet Gold- Golden
Lines

012
Smile.Communications

c.70%

c.75%

Eurocom Holdings

Internet Gold- Golden
Lines

012
Smile.Communications

c.70%

c.75%

c.31%

Zeevi Comm

Free float

Level B

c.62%

c.7%¹

Walla!

100%

100%

34%

100%

50%

100%

Mobile telephony
and data

Fixed-line, broadband
infrastructure, data
com.

Call centre
services

ILD, ISP,
enterprise
solutions

Pay-TV
(DTH)

Internet
portal

Source: Company information, Bezeq investor presentation

1 Post sale of 11% stake in the stock market, the Zeevi stake is administered on behalf of a consortium of 7 Israeli banks

2 May be required to be sold in order to obtain regulatory approval

3 Eurocom holds approximately 1.6% in Smile (directly)

Free float

c.30%

Others

Free Float

c.10%

c.15%

Operational assets²

Transaction rationale

Realisation of 012 Smile’s goal of becoming a leading integrated telecom operator in the Israeli market

Acquisition of a strategically unique asset with potential to create significant value for our shareholders

Leading position in the telecom market in Israel

Continuous EBITDA margin improvement driven by successful streamlining in operating expenses

Continued improvement at Pelephone, capitalising on new HSPA network roll-out

Migration to Next Generation Network in fixed line

Strong and experienced management team

Strong focus on shareholder remuneration

Attractive acquisition price, below current trading levels (approx. 7% discount to market price 1)

012 Smile will be entitled to receive all dividends payable by Bezeq to the selling shareholders prior to closing

Opportunity for 012 Smile shareholders to invest in Bezeq through a leveraged structure, thus enhancing equity upside

1 Note: Bezeq closing share price of NIS 8.60 as of October 22, 2009 smile :-)
You've got a good reason

Fixed-line, broadband infrastructure, and data communications

Others
3%
HOT
11%
Bezeq
86%
bezeq

Total 2008A revenue: NIS 5.3bn

Mobile

MRS
5%
Cellcom
35%
bezeq
Pelephone
25%
Partner
35%

Total 2008A revenue: NIS 16.1bn

ILD, ISP, and Enterprise

Other
8%
Bezeq Int'l
33%
bezeq
012 Smile
28%
NetVision
31%

Total 2008A revenue: NIS 4.0bn

Pay-TV

bezeq
YES
41%
HOT
59%

Total 2008A revenue: NIS 3.7bn

Bezeq leadership in the Israeli communications markets

Source Bezeq: analysis based on 2008 data

Bezeq Group solid financial performance

Revenue (NIS millions)

Group EBITDA2 (NIS millions)

Group net profit (NIS millions)

Source Bezeq investor presentation, audited 2008A accounts; Bezeq Q2 2009 results presentation

1 FX rate: US$ 1 = NIS 3.695 as of October 22, 2009; basic number of shares at 2,656mm

2  Non-GAAP measure, defined as revenue - salaries - operating and general expenses - other operating expenses, net; Adjusted for one-off labor agreement-related items; including early-retirement provisions

Bezeq current market capitalisation as of October 22nd, 2009: NIS 22,838mm / US$6,185mm1

Net debt/Last twelve months EBITDA at 1.1x as of Q2 2009

12,407

12,400

12,232

2006A

2007A

2008A

4,520

4,145

3,448

2006A

2007A

2008A

1,521

1,361

750

2006A

2007A

2008A

Concluding remarks

Realisation of 012 Smile’s goal of becoming a leading integrated telecom operator in the Israeli market

Acquisition of a strategically unique asset with potential to create significant value for our shareholders

Attractive acquisition price

A new phase of development for 012 Smile and its shareholders

Thank You